UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31446

CIMAREX ENERGY CO.
(Exact name of registrant as specified in its charter)

1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

8 1∕8% Series A Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share

5.875% Senior Notes due 2022

4.375% Senior Notes due 2024

3.90% Senior Notes due 2027

4.375% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

8 1∕8% Series A Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share: 50

5.875% Senior Notes due 2022: 0

4.375% Senior Notes due 2024: 42

3.90% Senior Notes due 2027: 34

4.375% Senior Notes due 2029: 45

Pursuant to the requirements of the Securities Act of 1934, Cimarex Energy Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 12, 2021

CIMAREX ENERGY CO.

By:	/s/ Francis B. Barron
Name:	Francis B. Barron
Title:	Senior Vice President, General Counsel and Corporate Secretary